Mail Stop 3720

August 31, 2006

Jerry Dix
Chief Executive Officer
5G Wireless Communications, Inc.
4136 Del Rey Avenue
Marina del Rey, California 90292

> **Re:** **5G Wireless Communications, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 8, 2006**
> **File No. 333-136376**

Dear Mr. Dix:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the registration statement concerns the Longview Equity Fund's, the affiliated Longview entities', and Montgomery Equity Partners' respective offers of an amount of your common stock related to the convertible notes and debentures that ranges from approximately 70% to 296% of the amount of your outstanding common stock as of July 26, 2006. Given the nature and size of each of the transactions being registered, advise the staff of your basis for determining that each holder's transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   Please update your financial statements in your next amendment to Form SB-2.
        Refer to Item 310 (g) of Regulation S-B.

3.   Tell us whether you are registering for resale the shares that you may issue as
        liquidated damages to any of the selling stockholders. As only one example, we
        note the March 22, 2005 Longview subscription agreement allows you to
        substitute shares of common stock for cash in liquidated damages under particular
        circumstances.

Prospectus Cover Page

4.   Limit your prospectus cover page to one page. Much of the detail concerning the
        conversion prices of the securities should be removed from the cover page. In
        addition, the material terms of the derivative securities need only be described in
        the description of securities section of the prospectus, so the repetition of this
        disclosure throughout the prospectus (e.g. cover page, summary, risk factors, etc.)
        should be removed.

Prospectus Summary

5.   We note your belief that your products "enable customers to combine wireless
        networks with fewer components that cost less, perform better and provide a
        faster return on invested capital." Explain the basis for your assertion in light of
        the fact that you have only recently begun to place customers on your Wi-Fi
        systems.

The Offering

6.   Reconcile your disclosure that the number of shares registered for resale (38.4
        million) represents 84.43% of the then outstanding common stock when you
        disclose that the number of shares outstanding is 7.2 million shares.

Risk Factors

7.   We note your mention in management's discussion and analysis of approximately
        $630,000 in uncollectible receivables from your two largest customers in 2005
        and your disclosure in the business section as to your reliance on two customers
        for most of your revenues in 2006. Include a risk factor as to the risks related to
        your dependence on a few customers and the extent to which you have the ability
        to rely on their payments in relation to when you provide your services or
        products.

8.   In light of your need to raise $5 million in additional capital to continue
        operations that you mention in management's discussion and analysis, include a

Mr. Dix
5G Wireless Communications, Inc.
August 31, 2006
Page 3

risk factor that discusses the risk associated with the terms of the security agreement and other agreements with Longview and Montgomery Equity Partners that limit your ability to incur additional or other kinds of financing.

Protection of Proprietary Rights May Affect Our Success and Ability to Compete

9.   You state that your trade name is "WiFi Hot Zone." As this appears to be a common term to describe an aspect of your industry, clarify whether you have a trademark or other intellectual property right that limits others ability to use the name.

We May Not Have Been in Compliance with…the Investment Company Act of 1940

10.   Discuss the fines, sanctions, and adverse civil liabilities associated with each of the possible violations and the monetary amounts they involve. Also include in your discussion the potential material adverse effects liabilities for legal claims or any remedial measures may have on your business or operations. Tell us in your response letter whether you have requested your auditors consider accounting in your financial statements and notes for any loss contingencies associated with these possible securities law violations.

11.   We note your statement that "we may not have had the requisite majority of non-interested directors…" Explain why you cannot be more definite in your conclusion.

Our Internal Controls over Financial Reporting Have Inherent Limitations

12.   Revise to include disclosure, such as examples particular to you, as to why this aspect of internal control over financial reporting presents a risk to your investors.

Failure to Remain Current in Reporting Requirements….

13.   So that investors may realize the likelihood of the risk, note any time periods during which you were not current in reporting.

Use of Proceeds

14.   Where you discuss the proceeds to you from the private placements, also disclose the fees you paid to the selling stockholder and its affiliates in connection with the private placements so that investors may realize the net proceeds to you.

15.   Disclose in more particular terms how you used, or plan to use, any cash proceeds you received from the sale of your securities to the selling stockholders for "general working capital purposes."

Selling Stockholders

16.   Please disclose the natural person(s) who ultimately exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling securityholder, to the extent not widely held. We refer you to Viking Asset Management LLC mentioned in note five, Redwood Grove Management LLC mentioned in note six, and Yorkeville Advisors mentioned in note 16, and any other entities or non-natural persons listed in the notes to the table. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

17.   Tell us in your response letter whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments based upon your response.

18.   Tell us in your response letter whether you have included pledged shares in the beneficial ownership totals immediately before the offering, and, if you have not, tell us the basis for your not including any pledged shares in your calculation of each selling stockholder's beneficial ownership, as prescribed by Rule 13d-3. We note that it does not appear that the pledgee exception applies here.

19.   Explain what you mean by "coverage" in notes five and 16 to the table.

20.   Also disclose in notes to the table the extent to which any selling stockholder may waive the 4.99% ownership limitation in the holder's respective security agreement.

Terms of Longview Convertible Notes and Warrants
Terms of Convertible Preferred Stock
Terms of Montgomery Convertible Debentures and Warrants

21.   Disclose whether you may pay interest on the notes or debentures with shares of your common stock, and, if so, what amounts you have paid and what number of shares you have issued. Tell us in your response letter whether you are registering those shares for resale with this registration statement.

Mr. Dix
5G Wireless Communications, Inc.
August 31, 2006
Page 5

Code of Ethics

22.   Indicate where an investor may obtain a copy of the company's code of ethics.
       See Item 406(c) of Regulation S-B.

Description of Securities

Dividends

23.   You state in the first sentence that you "do currently intend to pay cash dividends"
       but then state in the next sentence "Because we do not intend to make cash
       distributions…." Clarify whether you intend to pay cash dividend on your
       common stock.

24.   As requested in our earlier comment, the material terms of all your securities
       should be disclosed here. In addition to consolidating your disclosure in this
       section, also describe the material terms of your warrants and debt securities.

Description of Business

25.   Provide disclosure called for under Item 101(c)(iii) of Regulation S-K, and tell us
       what consideration you have given to providing disclosure under Item
       101(c)(viii).

Our Business

26.   Explain what you mean by the terms "spread spectrum multiple access" and
       "latency" in the first paragraph under the "Technology" subsection.

Competitive Advantage

27.   State where and how "[i]t has been repeatedly demonstrated that [y]our 'Access
       Not Excess" approach allows one of [y]our rooftop base stations to replace up to
       25 standard access points…," as you state in the final paragraph of this
       subsection.

Market Overview

28.   Provide support for your "estimated worldwide shipments of wireless local area
       network equipment products" figures in the first paragraph of this subsection.
       Also state the support for your statement that "roughly 90% [of university
       campuses] have experimented with some type of fragmentary wireless hotspot."
       Further state how the "solutions" claims that you have included in the intended
       targets table have been demonstrated.

Distribution Channel Strategy

29.   Disclose the material terms of your arrangement with "an original equipment manufacturer" to the extent that you rely on such manufacturer significantly for your products, and tell us what consideration you have given to filing your contract under Item 601(b)(10) of Regulation S-B.

Sales and Marketing

30.   So that investors may understand the scope of your business, name the countries in which 10% or more of your sales have derived. Also name the countries in which you have made significant marketing efforts.

Major Customers

31.   Describe the significant terms of your contracts with major customers. For example, disclose whether you have short-term or medium-term contracts and/or whether these customers may terminate contracts or orders at any time without penalty. Tell us what consideration you have given to filing the contracts under Item 601(b)(10) of Regulation S-B.

Research and Development

32.   Your disclosure is incomplete. Please revise by updating the disclosure to include your research and development expenses for the quarter ended June 30, 2006 and the comparable prior period.

Management's Discussion and Analysis

Overview

33.   Discuss management's plans for the future development of the company's business.

Results of Operations

34.   Refer to March 31, 2006 Results of Operations – Derivative Expense. Explain to readers the factors that drive the significant increase in derivative expense during the three month period ended March 31, 2006 as compared to the three month period ended December 31, 2005.

35.   Explain why management believes operating expenses will not increase as sales increase in 2006 and beyond. Furthermore, explain why management expects the

company's interest expense to decline in light of the company's recent debt financing and stated intention of future "bank borrowings and equity or debt financing."

36. Reconcile your statement that management believes operating expenses will decrease in 2006 with your prior disclosure that operating expenses are expected to increase in 2006.

37. Explain what happened that caused the write-off of approximately $630,000 for the year ended December 31, 2005.

38. Provide more detail as to the "variety of potential partnership or strategic alliances" and potential financings being considered for the remainder of 2006.

Contractual Obligations

39. Please include interest obligations in the table.

Critical Accounting Policies

40. To better illustrate the degree of uncertainty involved in management's estimates relating to the application of the company's revenue recognition policy, discuss the company's experience with its two customers that were unable to pay the company.

41. Expand your discussion of stock-based compensation arrangements to discuss why your estimation of fair value is subject to a significant degree of variability.

Certain Relationships and Related Transactions

42. Explain the business reasons for the company's December 2004 shift of assets, employees and all related contracts and agreements from 5G Wireless Communications, Inc., to 5G Wireless Solutions.

Financial Statements

March 31, 2006 Financial Statements and Notes

Note 1.Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition

43.   We note your use of the residual method for multiple-element arrangements.
       Please disclose and explain to us the nature of the revenues, the earnings process,
       and your methodology for applying the residual method.

December 31, 2005 Financial Statements and Notes

Consolidated Balance Sheets

44.   Explain to us why all of your convertible notes are classified as current liabilities
       as of 12/31/05, but not as of 3/31/06.

Note 1.Nature of Business and Summary of Significant Accounting Policies
Basic and Diluted Loss Per Common Share

45.   Explain to us why you did not include restricted common shares in your EPS
       calculation. Explain to us your full consideration of SFAS 128 and relevant
       GAAP literature in your response to this comment.

Notes Payable

Classification of Conversion Feature and Warrants

46.   We note your disclosures that you followed EITF 98-5 and EITF 00-27 to account
       for the embedded conversion features and the related warrants of your Longview
       convertible notes as well as other subsequent convertible notes issuances, as
       applicable. However, we also note that you account for the conversion features
       under EITF 00-19. In this regard, with respect to each convertible notes and
       warrant issuance, as applicable, fully explain to us how you account for their
       conversion features and the warrants, at inception and subsequent to inception.
       Please provide us your journal entries used to record these transactions. Also cite
       the relevant accounting literature and include an explanation of your full
       consideration of EITF 00-19 as support for your accounting.

47.   We also note the repricing of the Longview warrants' exercise price to $0.15 per
       share, effective on June 13, 2006 as disclosed in 'Price Adjustment of Longview
       Warrants' section in the filing. Tell us and disclose how you accounted for the
       repricing in your financial statements.

48.   We note that you utilized a third party valuation expert in the valuation of the embedded conversion features of your Longview convertible notes as well as your Series A Preferred Stock in Note 3 and elsewhere in the filing. While you are not required to make reference to these independent valuations, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

Note 5. Stockholders Equity

Preferred Stock

49.   Tell us and disclose in more detail, the nature of the preferential rights of holders of your Series A preferred stock such as liquidation preferences, dividend rights, participation etc.

Common Stock

50.   We note your disclosure of a license agreement in connection with the sale of restricted common stock and warrants to an investor. Advise us and disclose in detail, the nature of the licensing agreement and your accounting for the shares and warrants issued.

Item 26. Recent Sales of Unregistered Securities

51.   To the extent you have not done so, for each issuance of stock to a holder that provided services to you, generally note the services that were provided. Also, where you issued securities to an executive officer or director or their affiliate, name the officer, director or affiliate.

52.   You state "[t]he sale [] in connection with Longview were undertaken under the exemption from registration as set forth in Regulation E through 5G Wireless's then status as a business development company." Revise this disclosure in light of the possible violations you describe in the risk factors that would have made the exemption unavailable.

53.   Confirm that none of the May and June 2006 sales of securities for which you rely upon Regulation S is being registered for resale.

Item 28. Undertakings

54.   Include the full Regulation S-B Item 512 undertakings, particularly paragraph (g), effective December 1, 2005.

Signature page

55.   Identify, such as by parenthetical, your principal accounting officer, as your principal accounting officer's or controller's signature to the registration statement is required by Form SB-2.

Exhibits

56.   Your exhibit index lists several omitted exhibits and attachments to various filed agreements. Tell us upon what basis you have excluded the exhibits and attachments from the filed agreements. We note that, in one case—the July 2005 Longview subscription agreement, it appears you omitted a schedule that described milestones that had to be met prior to the third closing installment date for payment by Longview.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director